SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act of 1934 (Amendment No. __)

                                    LMKI INC.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.001 Per Share
                          (Title of Class of Securities)

                                    50208L 10 8
                                  (CUSIP Number)

                            Robert C. Weaver, Jr., Esq.
                                 721 Devon Court
                             San Diego, California 92109
                                 (858) 488-4433
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 28, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*60 days after the Issuer filed a Form 10-SB.

CUSIP No. 50208L 10 8

1. Name of Reporting Person
   Kettle, W. J.
   S.S. or I.R.S. Identification Nos. of above person

2  Check the appropriate box if a member of a group*        (a)__X__
                                                            (b)_____

3  SEC use only

4  Source of funds*                                         OO

5  Check box if disclosure of legal proceedings is
   required pursuant to Items 2(d) or 2(e)                  _____

6  Citizenship or place of organization                     USA

               7.  Sole Voting Power:                       16,000,000 (1)
Number of
Shares
Beneficially   8.  Shared Voting Power:                     23,105,000 (1)
Owned By
Each
Reporting      9.  Sole Dispositive Power:                  16,000,000 (1)
Person
With
               10. Shared Dispositive Power:                23,105,000 (1)

11  Aggregate amount beneficially owned by each
    reporting person                                        23,105,000 (1)

12  Check box if the aggregate amount in row (11)
    excludes certain shares*                                ______

13  Percent of class represented by amount in row (11)      52.4% (1)

14  Type of reporting person*                               IN

(1) The total number of shares of the Stock reported herein is 23,105,000, of which 8,000,000 shares are unissued but are issuable under an option which is presently exercisable and 7,105,000 which is held as Trustee of the Chapman Trust, constitutes 52.4% of the 44,125,666 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 36,125,666 shares outstanding.

CUSIP No. 50208L 10 8

1. Name of Reporting Person
   Kettle, Adela Maria
   S.S. or I.R.S. Identification Nos. of above person

2  Check the appropriate box if a member of a group	      (a)__X__
                                                            (b)_____

3  SEC use only

4  Source of funds                                          OO

5  Check box if disclosure of legal proceedings is
   required pursuant to Items 2(d) or 2(e)                  _____

6  Citizenship or place of organization                     USA

               7.  Sole Voting Power:                               0 (2)
Number of
Shares
Beneficially   8.  Shared Voting Power:                     7,105,000 (2)
Owned By
Each
Reporting      9.  Sole Dispositive Power:                          0 (2)
Person
With
               10. Shared Dispositive Power:                7,105,000 (2)

11  Aggregate amount beneficially owned by each
    reporting person                                        7,105,000 (2)

12  Check box if the aggregate amount in row (11)
    excludes certain shares*                                ______

13  Percent of class represented by amount in row (11)      19.7%

14  Type of reporting person*                               IN

(2) As sole beneficiary of the Chapman Group Trust.

                            INTRODUCTION

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.   Security and Issuer.

Common Stock, Par Value $0.001 Per Share
LMKI INC.

Item 2.   Identity and Background.


     (a)  Name:   Kettle, W. J.
     (b)  Address:   1123 Buckingham Drive, Costa Mesa, CA 92626
     (c)  Present principal occupation: President of Issuer


     (a)  Name:   Kettle, Adela Maria
     (b)  Address:   1123 Buckingham Drive, Costa Mesa, CA 92626
     (c)  Present principal occupation: Vice-President of Issuer


     (d) During the last five years, no Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Filing Party was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: As to all Filing Parties, USA.

Item 3.   Source and Amount of Funds or Other Consideration

Kettle, W. J.
As of 12/28/97 and 12/28/98 W.J. Kettle was issued respectively
4,000,000 shares at the then current bid price of $.01 per share as settlement in lieu of unpaid wages in the amount of $60,000 for each the preceding years. He presently holds 8,000,000 shares.
	As of 12/28/97 and 12/28/98 W.J. Kettle was issued, respectively an option for 4,000,000 shares at the then current bid price of $.01 per share as compensation for the preceding year and as a performance incentive. He has options presently exercisable for 8,000,000 shares.
W.J. Kettle is the Trustee of the Chapman Group, the holder of 7,105,000 shares. A. Maria Kettle as sole beneficiary of the Chapman Group Trust. A. Maria Kettle is, wife of W.J. Kettle. W.J. Kettle disclaims beneficial ownership of any securities held by The Chapman Group.

Kettle, Adela Maria
All shares are held in the name of the Chapman Group Trust.  A. Maria
Kettle as sole beneficiary of the Chapman Group Trust. A. Maria Kettle is, wife of W.J. Kettle. W.J. Kettle is the Trustee of the Chapman Group. W.J. Kettle disclaims beneficial ownership of any securities held by The Chapman Group.
All shares were acquired on October 24, 1994 in a merger transaction whereby Landmark International, Inc. acquired all of the stock in STM Communications, Inc. The Chapman Group was the sole shareholder of STM.

Item 4.   Purpose of Transaction.

As to all Filing Parties, acquired as officers and directors for investment purposes.

Item 5.   Interest in Securities of the Issuer.

     (a)                Aggregate number         Percentage
Kettle, W. J.           23,105,000               52.4%
Kettle, Adela Maria      7,105,000 (3)           19.7% (3)

(3) Included in the aggregate number stated for Kettle, W. J. directly above.

     (b)

Kettle, W. J.
Sole power to vote or direct the vote:                 16,000,000
Shared power to vote or to direct the vote:            23,105,000
Sole power to dispose or to direct the disposition: 16,000,000 Shared power to dispose or to direct the disposition: 23,105,000

Kettle, Adela Maria
Sole power to vote or direct the vote:                          0
Shared power to vote or to direct the vote:             7,105,000
Sole power to dispose or to direct the disposition:             0
Shared power to dispose or to direct the disposition:   7,105,000

     (c) Transactions in the past sixty days or since the most recent filing of Schedule 13D, whichever is less:

Kettle, W. J.: None

Kettle, Adela Maria
Date	    S=sell	Amount	Price per Share
 08/19/99 S        8,000      4.86
 09/01/99 S        3,000      4.81
 09/07/99 S        5,000      5.31
 09/08/99 S        2,000      5.12
 09/16/99 S       16,000      4.19
 09/20/99 S        4,000      4.19
 09/29/99 S        2,000      3.87

All transactions were effected through a securities broker-dealer.

     (d) Not applicable

     (e) Date ceased to be the beneficial owner of more than 5% of the class of security: Not applicable

The filing of this statement shall not be construed as an admission that the Filing Party is the beneficial owner of any shares with respect to which beneficial ownership is disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 herein and between such persons and any person with respect to the securities of the Company.

Item 7.   Materials to be filed as Exhibits.

Resolutions Adopted by Unanimous Written Consent of the Board of Directors of Landmark International, Inc. (4)

(4) To be filed by amendment.

                             Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  10-11-99


By:/s/_________________________
W.J. Kettle


By:/s/_________________________
W.J. Kettle, Trustee of the Chapman Group


By:/s/_________________________
A. Maria Kettle

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18U.S.C. 1001)